FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated June 12, 2013, announcing the Company's financial results for the first quarter ended March 31, 2013.

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. REPORTS FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2013

June 12, 2013 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP) announced today its financial results for the first quarter ended March 31, 2013.

Financial Highlights:

First Quarter 2013

●	Net Revenues of $5.6 million.

●	EBITDA of $3.8 million.*

●	Net Income of $1.1 million.

●	Debt reduction of $31.8 million, or approximately 15% of the Company's outstanding indebtedness.

(*) EBITDA is a non-GAAP measure. Please refer to the EBITDA, Adjusted EBITDA and Adjusted Net Income/Loss reconciliation section contained in this press release.

Management Discussion:

Stamatis Tsantanis, the Company's Chief Executive Officer, stated:

"I am pleased to announce our first profitable financial quarter since 2011, despite the challenging dry bulk market conditions. Our net income was $1.1 million compared to a net loss of $6.4 million for the same period last year. During the first quarter of 2013 charter rates continued to deteriorate and our average daily Time Charter Equivalent ("TCE") rate decreased to $6,004 per vessel as compared to $9,546 in the first quarter of 2012.

"Regarding our financial restructuring, since the beginning of 2012 and as of the date of this press release, we managed to reduce our indebtedness to $176.9 million, from $346.4 million, through finalized agreements with three out of our five lenders.  In addition, we have entered into an agreement with our fourth lender for the sale of three MCS's vessel owning subsidiaries in exchange for a nominal cash consideration and full satisfaction of the underlying loan of approximately $38 million. After giving effect to this transaction, we will have reduced our indebtedness by approximately 61% to $135 million. We continue discussions with our remaining lender, aiming to reach a solution that will enable Seanergy to complete the restructuring of its outstanding debt."

Christina Anagnostara, the Company's Chief Financial Officer, stated:

"During the first quarter of 2013, net revenues were $5.6 million, 68% lower than in the same period in 2012 reflecting the smaller size of our fleet and a 37% reduction of the daily TCE.

"For the first quarter of 2013, net income amounted to $1.1 million compared to a net loss for the first quarter of 2012 of $6.4 million. After adjusting for $5.5 million gain on the sales of four vessel owning subsidiaries and $0.9 million loss on vessel impairment, Seanergy's net loss was $3.6 million compared to a net loss of $4 million in the first quarter of 2012 after adjusting for $2.3 million loss on sale of vessels. The reduction reflects the significant decrease in interest and finance costs to $2.2 million from $3.4 million in 2012.

We continue our efforts to achieve a viable financial structure that will facilitate Seanergy's ability to benefit from the eventual rebound in shipping markets. We believe that the recent sale of our four Handysize owning subsidiaries and the forthcoming sale of three additional Handysize owning subsidiaries, in full satisfaction of the associated loan facilities, are positive for Seanergy as they are expected to bring our total indebtedness down to approximately $135 million."

First Quarter 2013 Financial Results:

Net Revenues

Net revenues for the first quarter of 2013 decreased to $5.6 million from $17.4 million in the same quarter of 2012. The decrease of 68% in net revenues reflects lower freight rates earned in the dry bulk market as compared to the same quarter last year, as well as a 57% reduction in operating days that resulted from the sale of vessel owning subsidiaries.

EBITDA and Adjusted EBITDA

Adjusted EBITDA was negative $0.8 million for the first quarter of 2013, excluding $5.5 million of gains resulting from the sales of subsidiaries and $0.9 million of non-cash impairment losses associated with the African Oryx sale. Including the aforementioned items, EBITDA stands positive at $3.8 million. For the first quarter of 2012, Seanergy recorded Adjusted EBITDA of $4.9 million, while EBITDA was $2.5 million.

For more information please refer to the EBITDA, Adjusted EBITDA and Adjusted Net Loss/Income reconciliation section contained in this press release.

Net Income/Loss

For the first quarter of 2013, net income amounted to $1.1 million or $0.09 per basic and diluted share, as compared to a net loss for the first quarter of 2012 of $6.4 million, or $0.54 per basic and diluted share, based on weighted average common shares outstanding of 11,958,063 basic and 11,959,282 diluted for the first quarter of 2013, and 11,803,933 basic and diluted for the first quarter of 2012.

For the first quarter of 2013, adjusted net loss excluding gains from the sales of subsidiaries and non-cash impairment losses was $3.6 million, as compared to an adjusted net loss of $4.0 million in 2012.

Debt Reduction

Seanergy ended the first quarter of 2013 with $176.9 million of outstanding debt. This reflects the reduction of our outstanding indebtedness by $31.8 million, during the three month period ended March 31, 2013.

First Quarter 2013 Developments:

Sale of Subsidiaries in Satisfaction of DVB Loan

On January 29, 2013, Seanergy's subsidiary, Maritime Capital Shipping Limited ("MCS"), sold its 100% ownership interest in the four companies that owned the Handysize dry bulk vessels Fiesta, Pacific Fantasy, Pacific Fighter and Clipper Freeway for a nominal consideration. In exchange for the sale, approximately $30.3 million of outstanding debt was discharged.

The buyer was a third-party nominee of the lenders under the senior secured credit facility with DVB Merchant Bank (Asia) Ltd., as agent.

In connection to the sale, the Company's Board of Directors obtained a fairness opinion from an independent third party.

Impairment of African Oryx

The Company assessed the recoverability of the carrying value, including unamortized deferred dry docking costs, of the vessel African Oryx due to its sale in the second quarter of 2013 and, as a result, recognized an impairment loss of $0.9 million.

Subsequent Events:

Sale of African Oryx

On April 10, 2013, Seanergy sold the African Oryx, a 24,112 DWT Handysize vessel built in 1997. Gross proceeds amounted to $4.1 million and were used to repay debt.

Receipt of NASDAQ Notice

The Company received a written notification from the Nasdaq Capital Market ("Nasdaq" or the "Capital Market"), dated May 1, 2013, indicating that the Company is not in compliance with the requirement to maintain a minimum of $2.5 million in stockholders' equity for continued listing on the Capital Market, pursuant to Nasdaq Listing Rule 5550(b)(1). The Company reported negative stockholders' equity of $101.6 million for the fiscal year ended December 31, 2012. In addition, as of April 30, 2013, the Company did not meet the alternative standards for continued listing, including a market value of listed securities of at least $35 million, pursuant to Nasdaq Listing Rule 5550(b)(2), or net income from continuing operations of at least $500,000, pursuant to Nasdaq Listing Rule 5550(b)(3).

In order to cure this deficiency, the Company must submit a plan to Nasdaq to regain compliance by June 17, 2013. If the plan is accepted by Nasdaq, the Company may be granted a grace period to regain compliance of up to 180 days, expiring on or before October 28, 2013.

The Company is currently preparing a comprehensive plan that will be submitted to Nasdaq in order to regain compliance with the continued listing standards of the Capital Market.

Agreement for the Sale of Subsidiaries in Satisfaction of UOB Loan

On May 6, 2013, Seanergy's subsidiary, MCS, entered into an agreement with its fourth lender (United Overseas Bank) for the sale of three vessel owning subsidiaries that own the Handysize vessels African Joy, African Glory and Asian Grace, in exchange for a nominal cash consideration and full satisfaction of the underlying loan. The sale is subject to final documentation and is expected to close within the second quarter of 2013 or any other date as may be agreed between the Company and the lender. Upon the closing of the transaction approximately $38 million of the Company's outstanding debt will be discharged and the guarantee provided by MCS will be fully released.

Prior to the sale of the shares, the Company's Board of Directors will obtain a fairness opinion from an independent third party.

Ability to Continue as a Going Concern

Over the past year and as of the date of this press release, the Company has experienced significant losses and reduction in cash which has affected its ability to satisfy its obligations due to shipping sector volatility and economic difficulties. The Company experienced significant reduction in cash flow, as it had to re-charter its vessels at low prevailing rates.

As a result of the above, the Company defaulted under its loan agreements in respect of certain covenants (including, in some cases, the failure to make principal and interest payments, the failure to satisfy financial covenants and the triggering of cross default provisions). To date, the Company has not obtained waivers of all these defaults from its lenders. Since January 1, 2012, the Company has sold or otherwise disposed a total of 13 vessels (or the ownership of certain of its vessel owning subsidiaries) and it has entered into an agreement to sell three additional vessel owning subsidiaries in connection with its debt restructuring. Proceeds from the sale of remaining vessels are expected to be insufficient to fully repay the related debt and, therefore, it is likely that the Company will continue to have significant debt unless it enters into satisfactory arrangements with its lenders for the discharge of all such obligations. During the restructuring process, the lenders have continued to reserve their rights in respect of events of default under the loan agreements. The lenders have not exercised their remedies at this time, including demand for immediate payment. The lenders, however, could change their position at any time. As such, there can be no assurance that a satisfactory final agreement will be reached with the lenders in the restructuring, or at all.

While the Company continues to use its best efforts to restructure the debt of its remaining lender, there can be no assurance that the negotiations will be successful or that it will obtain waivers or amendments from its lender. Failure to obtain such waivers or amendments could materially and adversely affect the Company's business and operations. Furthermore, the impact of the final terms of any restructuring is uncertain. Due to the above, the Company's $176.9 million outstanding debt as of March 31, 2013 is classified as current.

Fleet Data & Average Daily Results:

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
Fleet Data
Average number of vessels (1)	9.3	19.5
Ownership days (2)	836	1,770
Available days (3)	836	1,758
Operating days (4)	704	1,626
Fleet utilization (5)	84.2%	91.9%
Fleet utilization excluding drydocking off hire days (6)	84.2%	92.5%
Average Daily Results
TCE rate (7)	6,004	9,546
Vessel operating expenses (8)	4,146	4,701
Management fee (9)	344	337
Total vessel operating expenses (10)	4,490	5,038

(1)
Average number of vessels is the number of vessels that constituted the Company's fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company's fleet during the relevant period divided by the number of calendar days in the relevant period.

(2)
Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company's fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(3)
Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major scheduled repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the quarter ended March 31, 2013, the Company incurred zero off hire days for vessel scheduled drydocking.

(4)
Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)	Fleet utilization is the percentage of time that our vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.

(6)
Fleet utilization excluding drydocking off hire days is calculated by dividing the number of the fleet's operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization excluding drydocking off hire days to measure a Company's efficiency in finding suitable employment for its vessels and excluding the amount of days that its vessels are off hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or special or intermediate surveys.

(7)
TCE rates are defined as our net revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker expenses, canal charges and other commissions.

(In thousands of US Dollars, except operating days and daily time charter equivalent rate)

	Three Months Ended March 31,
	2013	2012
Net revenues from vessels *	5,645	17,414

Voyage expenses	1,418	1,892

Net operating revenues	4,227	15,522

Operating days	704	1,626

Daily time charter equivalent rate	6,004	9,546

 * Our TCE rate is calculated as the weighted average of the daily rate earned under time charter contracts and of the daily rate earned by bareboat agreements after deducting the relevant fixed operating expense allowance. Net revenue from vessels under bareboat agreements is net of operating expense allowance.

(8)
Average daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

(In thousands of US Dollars, except ownership days and daily vessel operating expenses)

	Three Months Ended March 31,
	2013	2012
Operating expenses	3,466	8,321

Ownership days	836	1,770

Daily vessel operating expenses	4,146	4,701

(9)	Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period.

(10)
Total vessel operating expenses ("TVOE") is a measurement of total expenses associated with operating the vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

 Fleet Profile and Employment:

As of June 12, 2013
Vessel Name	Vessel Class	Capacity (DWT)	Year Built	Charter Rate ($)	Charter Expiry (latest)
M/V Bremen Max	Panamax	73,503	1993	Spot	N/A
M/V Hamburg Max	Panamax	73,498	1994	Spot	N/A
M/V Davakis G.	Supramax	54,051	2008	Spot	N/A
M/V Delos Ranger	Supramax	54,057	2008	Spot	Aug. 2013
M/V African Joy (1)	Handysize	26,482	1996	Floating	June 2013
M/V African Glory	Handysize	24,252	1998	Spot	June 2013
M/V Asian Grace	Handysize	20,412	1999	Spot	June 2013
Total		326,255	13.5

(1)	The calculation of the rate is based on the adjusted Time Charter Average of the Baltic Handysize Index ("BHSI").

EBITDA, Adjusted EBITDA and Adjusted Net Income/(Loss) Reconciliation:

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
Net income/(loss)	1,065	(6,368)
Plus: Interest and finance costs, net (including interest income)	2,162	3,367
Plus: Income taxes	34	5
Plus: Depreciation and amortization	581	5,543
EBITDA	3,842	2,547
Plus: (Loss) on sale of vessels	-	(2,333)
Plus: Impairment charges	(862)	-
Minus: Gain on disposal of subsidiaries	5,538	-
Adjusted EBITDA	(834)	4,880

EBITDA consists of earnings before net interest and finance cost, taxes, depreciation and amortization. Adjusted EBITDA consists of earnings before net interest and finance cost, taxes, depreciation and amortization and losses associated with the sale of vessels, the impairment of the book values of vessels as well as gain associated with disposal of subsidiaries. EBITDA and adjusted EBITDA are not measurements of financial performance under accounting principles generally accepted in the United States of America, or U.S. GAAP and do not represent cash flow from operations. EBITDA and adjusted EBITDA are presented solely as supplemental disclosures because management believes that they are common measures of operating performance in the shipping industry.

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
Net income/(loss)	1,065	(6,368)
Plus: (Loss) on sale of vessels	-	(2,333)
Plus: Impairment charges	(862)	-
Minus: Gain on disposal of subsidiaries	5,538	-
Adjusted Net (loss)	(3,611)	(4,035)

Adjusted net loss consists of net loss before losses associated with the sale of vessels, the impairment of the book values of vessels as well as gain associated with disposal of subsidiaries.

Conference Call and Webcast:

As announced, the Company's management team will host a conference call today, June 12, 2013, at 9:30 a.m. EDT to discuss the Company's financial results.

Conference Call details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Seanergy".

A replay of the conference call will be available until Wednesday, June 19, 2013. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2094507#.

Audio Webcast

There will also be a simultaneous live webcast of the conference call over the Internet, through the Seanergy website (www.seanergymaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Seanergy Maritime Holdings Corp.
Condensed Consolidated Balance Sheets
March 31, 2013 (Unaudited) and December 31, 2012
 (In thousands of US Dollars, except for share data, unless otherwise stated)

	March 31, 2013 (unaudited)	December 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	3,383	4,298
Restricted cash	-	2,000
Accounts receivable trade, net	1,164	2,287
Inventories	1,861	471
Other current assets	1,418	2,190
Vessels held for sale	20,861	39,750
Deferred charges	903	1,090
Total current assets	29,590	52,086
Fixed assets:
Vessels, net	63,288	68,511
Office equipment, net	-	2
Total fixed assets	63,288	68,513
Other assets
Deferred charges	141	220
Other non-current assets	-	141
TOTAL ASSETS	93,019	120,960

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	176,882	208,649
Trade accounts and other payables	2,420	2,514
Due to related parties	7,034	6,135
Accrued expenses	1,448	1,159
Accrued interest	5,168	3,543
Financial instruments	493	491
Deferred revenue	122	86
Total current liabilities	193,567	222,577

Total liabilities	193,567	222,577

Commitments and contingencies	-	-

EQUITY
Seanergy shareholders' equity
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; none issued	-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at March 31, 2013 and December 31, 2012; 11,959,282 and 7,317,662 shares issued and outstanding as at March 31, 2013 and December 31, 2012 , respectively	1	1
Additional paid-in capital	294,524	294,520
Accumulated deficit	(395,073)	(396,138)
Total equity	(100,548)	(101,617)
TOTAL LIABILITIES AND EQUITY	93,019	120,960

Seanergy Maritime Holdings Corp.
Unaudited Consolidated Statements of Income / (Loss)
For the three months ended March 31, 2013 and 2012
 (In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Three months ended March 31,
	2013	2012
Revenues:
Vessel revenue - related party	-	2,959
Vessel revenue	5,812	15,015
Commissions - related party	-	(109)
Commissions	(167)	(451)
Vessel revenue, net	5,645	17,414

Expenses:
Direct voyage expenses	(1,360)	(1,730)
Vessel operating expenses	(3,466)	(8,321)
Voyage expenses - related party	(58)	(162)
Management fees - related party	(203)	(450)
Management fees	(85)	(146)
General and administration expenses	(1,233)	(1,446)
General and administration expenses - related party	(103)	(102)
Amortization of deferred dry-docking costs	(79)	(1,164)
Depreciation	(502)	(4,379)
Loss on sale of vessels	-	(2,333)
Impairment loss for vessels and deferred charges	(862)	-
Gain from disposal of subsidiaries	5,538	-

Operating income / (loss)	3,232	(2,819)

Other income / (expense), net:
Interest and finance costs	(2,166)	(3,387)
Interest income	4	20
Loss on interest rate swaps	(2)	(140)
Foreign currency exchange gains / (losses), net	31	(37)
	(2,133)	(3,544)
Net income / (loss) before taxes	1,099	(6,363)
Income taxes	(34)	(5)

Net income / (loss)	1,065	(6,368)

Net income / (loss) per common share
Basic	0.09	(0.54)
Diluted	0.09	(0.54)
Weighted average common shares outstanding
Basic	11,958,063	11,803,933
Diluted	11,959,282	11,803,933

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

As of today, the Company's fleet consists of 7 drybulk carriers (two Panamax, two Supramax, and three Handysize vessels) with a total carrying capacity of approximately 326,255 dwt and an average fleet age of 13.5 years.

The Company's common stock trades on the NASDAQ Capital Market under the symbol "SHIP".

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)

Dated: June 12, 2013

/s/ Christina Anagnostara By: Christina Anagnostara Chief Financial Officer